CONSENT OF JOHN E. DREIER

In connection with the filing of the annual report on Form 40-F (the “Annual Report”) of Eurasian Minerals Inc. (the “Company”) with the U.S. Securities and Exchange Commission, I hereby consent to the references to my name and to the use of the technical report entitled “Akarca Gold-Silver Project Technical Report, Turkey,” dated November 1, 2011, and the information derived from such report, included in the Annual Information Form of the Company for the year ended December 31, 2013, which is filed as an exhibit to, and incorporated by reference into, the Annual Report.

Dated: April 1, 2014

/s/ John E. Dreier
John E. Dreier